A minimum of 150 and a maximum of 500 limited liability company membership interests in

Mardi Gras A Musical, LLC ("Units")

Offering Price - $2,000 per Unit

Minimum Subscription - $2,000 (1 Unit)

The Company reserves the right in its sole discretion to accept subscriptions to sell a limited number of one-half (1/2) Unit(s) at a cost of $1,000

THIS PACKAGE CONTAINS THE FOLLOWING DOCUMENTS:

1. **Instructions**

2. **Subscription Agreement (to be completed and signed by all Investors)**

3. **Investor Supplement, consisting of the following:**

   - **Type of Entity Designation**
   - **Federal Form W-9 (to be completed by all U.S. Investors)**
   - **Federal Form W-8ECI (to be completed by all foreign Investors)**

_____ ____, 2016
      Month   Day

INSTRUCTIONS FOR PROSPECTIVE INVESTORS IN
MARDI GRAS A MUSICAL, LLC

To invest in the LLC, please do the following:

Complete and sign the Subscription Agreement.

Complete the attachment called "Type of Entity Designation"

If you are a US taxpayer, complete Form W-9.

If you are a foreign Investor, complete Form W8-ECI.

Funds for your investment will be made available either by your provision of your banking account information and Automated Clearing House (ACH) authorization to draw funds in the amount of your investment or by your wiring of funds for the amount of your investment to Provident Trust Group, LLC, W. Sunset Rd., Suite 250, Las Vegas, NV 89148 for further credit to the Escrow Account of Mardi Gras A Musical, LLC – wiring instructions will be sent to you by email.

Place your signature on the Subscription Agreement, and all of the additional forms that apply to you:

IF YOU HAVE ANY QUESTIONS ABOUT HOW TO COMPLETE THESE MATERIALS, PLEASE CALL JIM KILROY AT (978) 771-8386.

MARDI GRAS A MUSICAL, LLC
SUBSCRIPTION AGREEMENT

To Prospective Investors:

To purchase Units in Mardi Gras A Musical, LLC (the "LLC"), you must complete and sign this Subscription Agreement. By so doing, you warrant, represent and agree as follows:

1. The LLC's Offering Circular (which includes, without limitation, the LLC's Operating Agreement) has been delivered to you via email or through the Opening Night Capital website http://openingnightcapital.com/, and you have carefully read, reviewed and are familiar with the Offering Circular.

2. You have received, and you accept and adopt each and every provision of, the LLC's Operating Agreement. You agree that your signature on this Subscription Agreement also will serve as your signature to the Operating Agreement.

3. You have been advised to pay particular attention to the Risk Factors section of the Offering Circular and, accordingly, you recognize that an investment in the LLC involves a high degree of risk, and you are prepared for the possibility of the loss of your entire investment.

4. You are purchasing the Units solely for your own account and not for the purpose of resale. You recognize that Units are subject to significant restrictions on transfer and, for such reason, that you may need to bear the economic risk of an investment in Units for the life of the LLC.

5. You have secured, or have waived the right to secure, the advice of your legal counsel, accountants or other financial advisors with respect to an investment in the Units.

6. The LLC may retain any interest earned on your investment, and you waive the right to receive such interest, including in the event your investment is returned to you if the required Minimum Offering of $300,000 is not completed by December 30, 2016.

7. You subscribe for and agree to purchase the number of Units covered by the amount of your investment. You acknowledge that the LLC has the right to reject your subscription in whole or in part for any reason. Even if you subscription is accepted, you will not actually become an Investor in the LLC unless and until the Minimum Offering of $300,000 is achieved. Investors may cancel an investment commitment until 48 hours prior to the achievement of the Minimum Offering. FundAmerica will notify investors when the Minimum Offering amount has been met.

8. Your principal residence, or (if you are not an individual) your principal place of business, and in either case, such location is the location where the decision to invest in the Units was made, is the address of Investor set forth on page 2 of this Subscription Agreement.

9. All of the information provided below is complete and accurate and may be relied on by the LLC and its Managing Member. *Note: All blanks must be completed.*

• Amount of Investment: $_____

10. All of the information provided below is complete and accurate and may be relied on by the LLC and the Managing Member in determining your status as a suitable investor and the permissible level of proposed investment by you. Note: Except as indicated, answering the following is not optional.

• Have you ever invested in a theatrical production before? Yes [ ] No [ ] [optional]

• Date of Birth:_____

• Are you a suitable investor under Title III, 4(a)(6) Regulation CF equity crowdfunding?

• Is your net worth or annual income less than $100,000? Yes [ ] No [ ]

• Is net worth and annual income is $100,000 or greater? Yes [ ] No [ ]

• Are you an "Accredited Investor" as defined in Rule 501 of Regulation D? Yes[ ]   No [ ] Don't know [ ]

_____
INVESTOR SIGNATURE

• **Legal Name of Investor: _____**

• **Type of Investor: Please initial the appropriate line:**

____   **Individual**

____   **Partnership, LLC or LLP.**

____   **Not-for-profit corporation or exempt organization.**

____   **Trust/Estate/Fiduciary**

____   **S Corporation ____ Partnership, LLC or LLP.**

____   **C Corporation ____ Other – Please describe: _____**